UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                            For the month of May 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

        The following document is being filed with this 6-K report and is attached hereto.

Quinenco S.A. Report on Form 6-K dated May 2, 2005

The following information is an English translation of significant information reported to the Chilean Superintendency of Securities and Insurance (SVS) on April 29, 2005:

Santiago, April 29, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
SVS
1449 Bernardo O'Higgins Avenue - 10th Floor

Re:  Significant Information
     Quinenco S.A.
     Inscription No. 0597

Mr. Superintendent:

In conformity with Articles 9 and 10 of Law No. 18,045, I am duly authorized to inform you as significant information that at the General Ordinary Shareholders' Meeting held on April 28, 2005, the Board of Directors was reelected for a period of three years, composed of the following persons:

Andronico Luksic Craig
Guillermo Luksic Craig
Jean-Paul Luksic Fontbona
Gonzalo Menendez Duque
Hernan Buchi Buc
Juan Andres Fontaine Talavera
Matko Koljatic Maroevic

In the same meeting, shareholders approved a final dividend distribution of $14,011,625,044, corresponding to 60% of 2004 net income, broken down as follows:

      a)    a minimum obligatory dividend of $5,924,944,115 and

      b)    an additional dividend of $8,086,680,929.

The dividend distribution is equivalent to $12.97685 per share, payable beginning May 11, 2005 to shareholders registered with the company five business days prior to the payment date.

On April 28, 2005, at an extraordinary Board of Directors' meeting, Guillermo Luksic Craig and Andronico Luksic Craig were named Chairman and Vice-Chairman of the Board, respectively.

Sincerely,

Francisco Perez Mackenna
Chief Executive Officer

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.


                                             By: s/s Luis Fernando Antunez
                                             -----------------------------

                                             Name: Luis Fernando Antunez
                                             Title: Authorized Representative

Dated: May 2, 2005